SEC Mail Processing Section
MAR 02 2009
Washington, DC 104

09056167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viking Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 1st St SW Suite C
(No. and Street)

Minot (City) ND (State) 58701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shannon D. Radke 701-852-1264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz + Associates, P. C.
(Name – *if individual, state last, first, middle name*)

207 East Broadway Ave (Address) Bismarck (City) ND (State) 58501 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shawn D. Radke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viking Fund Distributors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA LANDPHERE
Notary Public, State of North Dakota
My Commission Expires July 10, 2009

[signature]
Signature

President
Title

Barbara Landphere
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIKING FUND DISTRIBUTORS, LLC

(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2008 AND 2007

WITH

INDEPENDENT AUDITORS' REPORT

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Governors
Viking Fund Distributors, LLC
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Viking Fund Distributors, LLC (a wholly-owned subsidiary of Viking Fund Management, LLC) as of December 31, 2008 and 2007 and the related statements of operations, members' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Fund Distributors, LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
February 20, 2009

BRADY, MARTZ & ASSOCIATES, P.C.
207 East Broadway, P.O. Box 1297
Bismarck, ND 58502-1297 (701) 223-1717 Fax (701) 222-0894

OTHER OFFICES: Minot and Grand Forks, ND
Thief River Falls, MN

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$70,551	$60,622
Accounts/commissions receivable	3,308	3,196
Other assets	615	616
Total current assets	74,474	64,434
FIXED ASSETS		
Office equipment	4,338	4,338
Less accumulated depreciation	(4,338)	(4,338)
Net fixed assets	0	0
DEFERRED SALES COMMISSIONS (net of accumulated amortization of $33,247 and $28,810, respectively)	3,460	5,900
TOTAL ASSETS	$77,934	$70,334

LIABILITIES AND MEMBERS' EQUITY

	2008	2007
CURRENT LIABILITIES		
Distribution fees payable	$10,196	$12,119
Accounts/commissions payable	381	1,369
Due to Viking Fund Management LLC	22,409	5,617
Total current liabilities	32,986	19,105
MEMBERS' EQUITY	44,948	51,229
TOTAL LIABILITIES AND MEMBERS' EQUITY	$77,934	$70,334

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Commission income	$ 17,471	$ 13,503
Underwriting income	21,462	17,760
Distribution Income	39,865	40,602
Interest and dividend income	720	2,006
Other Income	145	0
Total Revenues	79,663	73,871
OPERATING EXPENSES		
Commissions and fees	11,263	10,579
Distribution fees	41,672	53,604
Professional fees	4,150	4,215
Advertising and promotion	132	479
Printing and postage	2,618	2,956
Wholesaler fees	9,592	8,997
Dues and registration	1,256	1,451
Salaries	6,000	6,000
Travel	2,302	5,297
Depreciation/Amortization	4,493	5,636
Insurance	923	924
Office supplies	80	48
Telephone	1,200	1,200
Other expenses	263	272
Total Operating Expenses	85,944	101,658
INCOME (LOSS) FROM OPERATIONS	(6,281)	(27,787)
OTHER INCOME (EXPENSES)		
NASD member payment	0	35,000
Refunded underwriting fees	0	(4,430)
NET INCOME (LOSS)	$(6,281)	$2,783

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Members' Equity
BALANCE, JANUARY 1, 2007	$38,446
Capital contributed	10,000
Net income – 2007	2,783
BALANCE, DECEMBER 31, 2007	$51,229
Capital contributed	0
Net loss – 2008	(6,281)
BALANCE, DECEMBER 31, 2008	$44,948

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (6,281)	$ 2,783
Adjustments needed to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation/Amortization	4,493	5,636
Effects on operating cash flows due to changes in:		
Accounts/commissions receivable	(112)	(224)
Deferred sales commissions	(2,052)	(2,532)
Other assets	0	0
Accrued liabilities and trade payables	13,881	18,813
Net cash provided by operating activities	9,929	24,476
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Members' capital contributed	0	10,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,929	34,476
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	60,622	26,146
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$70,551	$60,622

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Viking Fund Distributors, LLC are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Viking Fund Management, LLC. The Company's primary business is as an underwriter and distributor for Viking Mutual Funds ("Trust"). The Trust is a Delaware business trust and consists of the Viking Tax-Free Fund for Montana, the Viking Tax- Free Fund for North Dakota, the Viking Large-Cap Value Fund and the Viking Small-Cap Value Fund.

Cash and Cash Equivalents - The Company's policy is to record all liquid investments with original maturities of three months or less as cash equivalents. Liquid investments with maturities greater than three months are recorded as investments.

Accounts/commissions receivable – Management believes all of its receivables are collectible. The Company has not recorded an allowance for doubtful accounts. Management determines the allowance for doubtful accounts, if any, by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The Company does not charge interest on its receivables.

Income Taxes - No provision for income taxes is required since the Company is organized as a Limited Liability Company. The parent company will report the entire profit or loss of the Company on its tax return. As a limited liability company the members' liability is limited.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - The Company's fixed assets consist entirely of office equipment. These assets are depreciated on a straight line basis over their estimated useful lives (5 years).

Advertising - Costs of advertising and promotion of sponsored mutual funds are expensed as incurred.

NOTE 1 - *(CONTINUED)*

Deferred sales commissions - Sales commission paid to brokers and dealers in connection with the sale of shares of the Viking Mutual Funds sold at net asset value are capitalized and amortized on a straight line basis over five years, which approximates the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received and potential contingent deferred sales charges received from shareholders of the Viking Mutual Funds. Contingent deferred sales charges received by the Company are recorded as a reduction of unamortized deferred sales commissions.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **RELATED PARTY TRANSACTIONS**

As distributor for the Trust, the Company had the following related party transactions:

	2008	2007
Underwriting income	$ 21,462	$ 17,760
Distribution income	$34,371	$35,102
Commission income	$ 11,177	$ 9,348

For the year ended December 31, 2008 and 2007, the Company reimbursed Viking Fund Management, LLC $6,000 per year for employee salaries.

As of December 31, 2008 and 2007, the Company had a payable to Viking Fund Management, LLC in the amount of $22,409 and $5,617, respectively.

NOTE 4 - **CONCENTRATIONS**

The Company's revenues are significantly impacted and the Company is economically dependent on the underwriting fees, distribution income, and commissions generated from the sale of shares in the Trust.

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2008, the Company had net capital of $37,564 which was $32,564 in excess of its minimum required capital of $5,000. At December 31, 2007, the Company had net capital of $41,518 which was $36,518 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was 0.88 to 1 as of December 31, 2008 and 0.46 to 1 as of December 31, 2007.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $132 and $479 for the years ended December 31, 2008 and 2007 respectively.

NOTE 7 **RETIREMENT PLAN**

The Company sponsors a 401(k) Plan for all its employees. Effective January 1, 2008, the Company implemented a matching provision. The Company matches up to 4% of employee compensation. For the years ended December 31, 2008 and 2007, all employee wages were paid through Viking Fund Management, LLC, the parent company.

NOTE 8 **NASD MEMBER PAYMENT**

In August 2007, the Company received a $35,000 one-time, special payment as a result of the consolidation of NASD and NYSE. This payment is included in other income on the 2007 statement of operations.

NOTE 9 **REFUNDED UNDERWRITING FEES**

In October 2007, the Company was notified by a dealer that the NASD required the dealer to refund certain sales charges to its customers. As a result, the dealer requested that the Company reimburse it for the underwriter portion of the sales charges. The Company reimbursed the broker $4,430 in 2007. This expense is included in other expenses on the 2007 statement of operations.

NOTE 10 **INCOME TAX DISCLOSURE**

The Financial Accounting Standards Board has deferred the effective date of Interpretation No. 48, Accounting for Uncertainty in Income Taxes for nonpublic companies until fiscal years beginning after December 15, 2008, by issuing FASB Staff Position 48-3. The Company's policy is to evaluate the likelihood that its uncertain tax positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination.

SUPPLEMENTARY INFORMATION

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008 and 2007

	2008	2007
NET CAPITAL		
Total members' equity	$ 44,948	$ 51,229
Less non-allowable assets:		
Fixed Assets	0	0
Deferred sales commissions	(3,460)	(5,900)
Haircuts on securities	(0)	(0)
Accounts/commissions receivable	(3,309)	(3,195)
Other Assets	(615)	(616)
Net capital	$ 37,564	$ 41,518
AGGREGATE INDEBTEDNESS		
Accrued Liabilities and trade payables	$ 32,986	$ 19,105
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 5,000	$ 5,000
Excess net capital at 1500%[2]	$ 35,365	$ 40,244
Excess net capital at 1000%[2]	$ 34,265	$ 39,607
Ratio: Aggregate indebtedness to net capital	0.88 to 1	0.46 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 37,564	$ 41,518
Net audit adjustments/reclassifications to allowable Assets	0	(0)
Net capital per above	$ 37,564	$ 41,518

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $5,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$ 2,199	$ 1,274
1000%	$ 3,299	$ 1,911

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2008 AND 2007

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3- 3 of the Securities and Exchange Commission are not required.

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Governors
Viking Fund Distributors, LLC
Minot, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Viking Fund Distributors, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Brady, Martz
BRADY, MARTZ & ASSOCIATES, P.C.
February 20, 2009